SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number 333-61714
                                               ---------

(Check One)
|_|  Form 10-K and Form 10-KSB |_| Form 11-K
|X|  Form 20-F                 |_| Form 10-Q and Form 10-QSB
|_|  Form N-SAR

         For period ended     December 31, 2004

|_|  Transition Report on Form 10-K and Form 10-KSB
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q and Form 10-QSB
|_|  Transition Report on Form N-SAR

         For the transition period ended N/A


      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


         Full name of registrant    Assure Energy, Inc.

         Former name if applicable


         Address of principal executive office 521 3rd Avenue S.W., Suite 800

         City, State and Zip Code    Calgary, Alberta T2P 3T3

                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to various factors including our expanded business activities and personnel changes it has taken us longer than expected to complete our Annual Report on Form 20-F.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact with regard to this notification.

      Scott E. Rapfogel Esq.               (212)            400-6900
                                         (Area Code)    (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            |X| Yes |_| No


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

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      Our net petroleum and natural gas revenues increased to CDN$6,868,857 (US$5,287,582) in 2004 from CDN$3,898,339 (US$2,725,534) in 2003. Operating expenses in 2004 were CDN$5,694,504 (US$4,383,576) compared to CDN$3,035,185
(US$2,247,558) in 2003. General and administrative expenses increased to CDN$4,933,565 (US$3,797,812) in 2004 from CDN$2,491,110 (US$1,935,737) in 2003.
The primary reason for the increases in our revenues, operating expenses and general and administrative expenses for 2004 compared to 2003 was the expansion of our operations. For 2004 we had a net loss of CDN$3,662,782 (US$2,819,575) compared to a net loss for 2003 of CDN$12,409,986 (US$9,201,807). The decrease in our net loss for 2004 compared to 2003 is primarily attributable to an increase of CDN$2,970,518 (US$2,286,677) in petroleum and natural gas revenues and a decrease of CDN$6,698,321 (US$5,089,384) in depletion and depreciation expenses.


                               Assure Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: June 28, 2005



                                                      /s/ Harvey Lalach
                                                      By:  Harvey Lalach
                                                           President


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